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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       InKine Pharmaceutical Company, Inc.
                 ----------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   457214 10 4
                 ----------------------------------------------
                                 (CUSIP Number)

                              Charles C. Zall, Esq.
                         Saul, Ewing, Remick & Saul LLP
                               Centre Square West
                         1500 Market Street, 38th Floor
                           Philadelphia, PA 19102-2186
                                 (215) 972-7777
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 6, 1998
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 457214 10 4                                                Page 2 of 7

1.   Name of reporting person:

     Taffy J. Williams, Ph.D.
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2.   Check the appropriate box if a member of a group*
                                                                  (a) [  ]
                                                                  (b) [  ]
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3.   SEC Use Only

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4.   Source of Funds*

     oo
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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     United States

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    Number of Shares               7.    Sole Voting Power  - 1,225,590
    Beneficially Owned By Each     8.    Shared Voting Power  - 0
    Reporting Person With          9.    Sole Dispositive Power  - 1,225,590
                                   10.   Shared Dispositive Power  - 0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

           1,225,590

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [ ]

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13.  Percent of Class Represented by Amount in Row (11)

           5.4%
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14.  Type of Reporting Person*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 457214 10 4                                                Page 3 of 7

ITEM 1. SECURITY AND ISSUER

        (a)  TITLE OF CLASS OF SECURITIES

               Common stock, $.0001 par value per share (the "Common
               Stock")

        (b)  NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF ISSUER

               InKine Pharmaceutical Company, Inc. (the "Company") Sentry Park East
               1720 Walton Road
               Blue Bell, PA  19422

ITEM 2. IDENTITY AND BACKGROUND

        (a)  NAME OF PERSON FILING

               Taffy J. Williams, Ph.D.

        (b)  RESIDENCE OR BUSINESS ADDRESS

               The principal business address for the reporting person is:

               InKine Pharmaceutical Company, Inc.
               Sentry Park East
               1720 Walton Road
               Blue Bell, PA  19422

        (c) PRESENT PRINCIPAL OCCUPATION/EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND ADDRESS OF ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

               Principal Occupation:         President and Chief
                                             Operating Officer
               Name of Employer:             InKine Pharmaceutical Company, Inc.
               Principal Business of  Employer:    Developing Pharmaceutical
                                                   Compounds
               Address of Employer:         Sentry Park East
                                            1720 Walton Road
                                            Blue Bell, PA  19422



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CUSIP No. 457214 10 4                                                Page 4 of 7


        (d)  CRIMINAL CONVICTIONS IN THE PREVIOUS FIVE YEARS

               None.


        (e)  VIOLATION OF FEDERAL OR STATE SECURITIES LAWS

               None.

        (f)  CITIZENSHIP

               United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The reporting person acquired 10,000 shares of Common Stock on the open market on April 1, 1998 for $1.25 per share. All of the rest of the reporting person's beneficial ownership consists of shares underlying exerciseable options. The reporting person acquired the options as follows:

        The reporting person acquired 100,000 options to purchase Common Stock as consideration for his commencing employment with the Company on June 9, 1995 exerciseable at $1.13 per share. The reporting person acquired an additional 80,000 shares pursuant to the Company's Employee Stock Option Plan, 40,000 of which are exerciseable at $.88 per share and 40,000 of which are exerciseable at $.50 per share. In January 1997, the reporting person received an option to purchase 5% of the fully diluted capitalization of the Company as consideration for helping to negotiate the purchase of Sangen Pharmaceutical Company by the Company and for his agreement to enter into an employment agreement with the Company. Pursuant to the terms of this option plan, the reporting person acquired 500,000 options which vested on November 7, 1997, exerciseable at $.61 per share and 1,071,182 options, which vest ratably on a monthly basis over 36 months commencing on November 7, 1997, exerciseable at $1.00 per share.

ITEM 4. PURPOSE OF TRANSACTION

        The securities acquired in the transaction triggering the filing of this report were acquired for investment purposes. The reporting person may acquire additional shares of Common Stock, or may dispose of shares of Common Stock, based upon his periodic investment decisions.



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CUSIP No. 457214 10 4                                                Page 5 of 7

Further, the reporting person's beneficial ownership of Common Stock may increase through the receipt of additional stock options pursuant to the Company's stock option plan. At this time, the reporting person does not contemplate seeking to effect any other action that would be required to be disclosed pursuant to this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)    AMOUNT AND PERCENT BENEFICIALLY OWNED

        The reporting person owns beneficially, 1,225,590 shares of Common Stock (10,000 of which he owns outright, with the balance issuable upon the exercise of stock options), which represents approximately 5.4% of all the outstanding Common Stock.

        (b)    POWER TO VOTE AND DISPOSE OF SHARES

               The reporting person has sole voting and despositive power with respect to all shares beneficially owned by him.

        (c)    TRANSACTIONS IN THE CLASS OF SECURITIES

               Except as described in Item 3 above, the reporting person did not engage in any transactions in Common Stock during the past 60 days.

        (d) RIGHT OF ANY OTHER PERSON(s) TO RECEIVE OR POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR PROCEEDS FROM THE SALE OF, THE SECURITIES

               Not applicable.

        (e) DATE ON WHICH THE REPORTING PERSON CEASED TO BE BENEFICIAL OWNER OF MORE THAN 5% OF SECURITIES

               Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The reporting person is not party to any contracts, arrangements, understandings or relationships with respect to securities of the Company, except agreements with the Company respecting options granted to him by the Company.



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CUSIP No. 457214 10 4                                                Page 6 of 7

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.


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CUSIP No. 457214 10 4                                                Page 7 of 7


                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ Taffy J. Williams
                                                   ---------------------
                                                   Taffy J. Williams



Dated:   March 12, 1999